UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 27, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MarkWest Energy Partners, L.P.
File No. 1-31239 - CF# 21633

   MarkWest Energy Partners, L.P. submitted applications under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed on February 29, 2008.

   Based on representations by MarkWest Energy Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.29	through October 31, 2014
Exhibit 10.30	through October 31, 2014
Exhibit 10.33	through March 31, 2015

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel